August 11, 2021TSX: SAM

STARCORE ANNOUNCES

1st Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) announces production results for the first fiscal quarter ended July 31, 2021, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

“The strategy to produce profitable ounces continues,” stated Salvador Garcia, Chief Operating Officer of the company. “This is based on operating efficiency, cost control and efficient use of CAPEX in exploration to increase the reserves.”

“With regard to the exploration plans that we reported on in the last quarter, the development of the manto discovered in the northwest part of the mine has commenced and has contributed to the quarterly production, as well as increasing the proven and probable reserves. The well being drilled in the eastern part of the mine was concluded and the ramp being developed to access the positive drill holes is ongoing.”

“We are pleased with how the mine has been improving its performance in the last quarters, reflecting a more stable production that has resulted in positive cash flow and profit for the company”.

San Martin Production	Q1 2021	Q4 2021	Q/Q Change	YTD 2021	YTD 2020	Y/Y Change

Ore Milled (Tonnes)	56,287	52,403	7%	56,287	59,099	-5%
Gold Equivalent Ounces	2,895	2,603	11%	2,895	3,259	-11%
Gold Grade (Grams/Ton)	1.64	1.52	7%	1.64	1.70	-4%
Silver Grade (Grams/Ton)	20.84	24.62	-15%	20.84	29.17	-29%
Gold Recovery (%)	88.34	87.33	1	88.34	88.74	0%
Silver Recovery (%)	52.11	57.52	-9%	52.11	56.53	-8%
Gold: Silver Ratio	68.07	67.07		68.07	97.22

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

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for the adequacy or accuracy of this press release.